UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2018

HALL STRUCTURED FINANCE II, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10770

Texas	75-2503042
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2323 Ross Avenue, Suite 900 Dallas, Texas (Address of principal executive offices)	75201 (Zip Code)

(214) 269-9500
Registrant’s telephone number, including area code

Debentures
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2018. The financial statements included in this filing as of and for the six-month period ended June 30, 2018 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management, all necessary adjustments have been included to make interim statements of operations not misleading.

Overview

Hall Structured Finance II, LLC (HSF II) is a direct private real estate lender engaged in providing acquisition, bridge and construction financing on a value-add basis for hotel, office, multifamily, condominium and mixed use and various other real estate projects located throughout the United States (collectively, the “Financings”). We focus on providing debt financing to areas and sectors that are underserved by institutional markets. Our current emphasis is on providing non-recourse, first-lien construction financing. Our loan programs are designed to provide an alternative for real estate investors and developers who cannot meet their financing needs through traditional lending programs. We typically can offer somewhat more flexible underwriting standards, more creative loan structures and faster execution for ground-up construction, adaptive reuse, major asset repositioning and renovation projects than banks and other institutional debt providers.

For a discussion of certain factors that may influence future results of operations, see “Trend Information” below.

Operating Results

Results of Continuing Operations - Six-month period ended June 30, 2018 compared to six-month period ended June 30, 2017.

Our results on continuing operations for the six-month periods ended June 30, 2018 and 2017 were as follows:

	For the Six Months Ended
	June 30
	2018	2017	2018 - 2017

Net interest income:
Interest income	$14,335,926	4,469,591	9,866,335
Interest expense	3,271,063	1,198,669	2,072,394
Net interest income	11,064,863	3,270,922	7,793,940

Noninterest expense:
Management fee	1,851,127	1,500,000	351,127
General and administrative	954,239	349,523	604,716
Total noninterest expense	2,805,366	1,849,523	955,843

Investment:
Dividend income	56,718	-	56,718
Net realized gain on sales of marketable securities	443,983	-	443,983
Change in net unrealized (loss) on equity securities available for sale	(37,482)	-	(37,482)
Total investment	463,219	-	463,219
Net income, before noncontrolling interest	8,722,716	1,421,399	7,301,317
Less net income attributable to noncontrolling interest	(381,288)	(112,240)	(269,048)
Net income attributable to Hall Structured Finance II, LLC	$8,341,428	1,309,159	7,032,269

2

Interest Income – Interest income was $14,335,926 for the six-month period ended June 30, 2018, an increase of $9,866,335 from the interest income for the six-month period ended June 30, 2017. This increase in interest income was primarily attributable to an increase in the average outstanding balance of loan receivables and the receipt of a minimum aggregate interest payment in connection with the payoff of a loan.

Interest Expense – Interest expense was $3,271,063 for the six-month period ended June 30, 2018, an increase of $2,072,394 from interest expense for the six-month period ended June 30, 2017.  This increase was primarily attributable to an increase in the average outstanding balance of loans payable.

Management Fee –The Management Fee for the six-month period ended June 30, 2018 was $1,851,127, compared to $1,500,000 for the six-month period ended June 30, 2017. Effective January 1, 2017, the Company has employed and appointed HSF Holdings Management LLC (the “Manager”), pursuant to the terms of a management agreement which provides for the Manager to receive a management fee in an amount that approximates certain general and administrative expenses attributable to the Company, which includes among other items payroll costs attributable to personnel engaged in the work and affairs of the Company either exclusively or on an allocated basis, rent, supplies, insurance, postage, for each given year plus a reasonable profit thereon; the Management Fee does not cover direct general and administrative expenses payable to unaffiliated 3rd parties which include among other items certain legal expenses, advertising, and accounting  expenses.

General and Administrative – General and administrative expenses were $954,239 for the six-month period ended June 30, 2018, an increase of $604,716 from general and administrative expenses for the six-month period ended June 30, 2017.  This increase was primarily attributable to an increase in direct marketing costs.

Net Income Attributable to Noncontrolling Interest – The net income attributable to the noncontrolling interests was $381,288 for the six-month period ended June 30, 2018, an increase of $269,048 from net income attributable to the noncontrolling interests for the six-month period ended June 30, 2017.   This increase was primarily attributable to the increase in net income.

Liquidity and Capital Resources

As of June 30, 2018, we had $90,821,778 of gross loans payable, of which $23,223,757 is due within the next year. The loans payable are secured by financings, having a gross outstanding balance of $169,792,220 as of June 30, 2018, of which $30,399,999 is due within the next year.

We believe that the cash flow from financings will be sufficient to meet our normal operating expenses and other obligations during the next year.

Plan of Operations

Over the next 12 months, we intend to continue to execute on our business plan of originating loans secured by real estate projects located throughout the United States.  We have sufficient existing capital resources to fund our current lending obligations under our current business model with bank loans being secured on all Financings. The number of future projects that we will be able to finance will depend, in part, our ability to raise funds through this the debenture offering and the continuation of the availability of related debt financing.  We expect the proceeds of the debenture offering, together with other sources of financing, including new bank loans, will be sufficient for us to implement our immediate business plan and that no additional securities, other than debentures, will need to be raised over the next six months in order to implement our business plan.

3

Trend Information

We continue to see an increase in the number of Financing opportunities that are being presented to us from prospective borrowers and their representatives. While the predominant amount of Financing opportunities we are seeing continue to be related to hotels, we are seeing demand for construction financing for other product types such as multifamily, condominiums, and student housing projects as well.   If this trend develops and continues, we may have a somewhat more diverse portfolio of Financings as between various real estate types moving forward than in the past few years.

HSF II originated $90.7 million in new Financings in the first six months of 2018, as compared to $95.4 million in new mortgage loans closed and completed during the first six months of 2017.  In addition, as of June 30, 2018, we had $139.6 million in perspective new Financings which had been approved by the loan committee and were in the final due diligence, closing, and documentations process. Further, as of June 30, 2018, we had $203.5 million in prospective new Financings which are in the due diligence where project sponsors have tendered to HSF a due diligence deposit and executed an HSF approved loan application granting exclusivity to HSF II.

For the years 2014 to 2017, the average size of our Financings was approximately $21.4 million. For new Financings closed during the first six months of 2018, the average loan size has been just over $22.6 million.   Based on this trend, and the prospective Financings noted above we expect the average size of our Financings to increase $25 million or more over time.

We believe the increase in the number of Financings and prospective new Financing opportunities we are being presented can be attributed in large part to the continued pull-back by traditional institutional lenders in providing construction financing.  The pull back by financial institutions in providing construction financings is in part a result of the increased regulatory burden on banks and other financial institutions related to such loans as a result of Basel III and the Dodd-Frank Act.   In addition, we attribute a good portion of the increased volume in the number of prospective new Financing opportunities we are being presented to the aggressive marketing campaign we continue to direct at mortgage brokers, mortgage bankers, and real estate owners and developers.

Item 2.	Other Information

None

Item 3.	Financial Statements

4

HALL STRUCTURED FINANCE II, LLC
AND SUBSIDIARIES

Condensed Consolidated Financial Statements

Six-Month Period ended June 30, 2018

F-1

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

F-2

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

	June 30, 2018	December 31, 2017
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$48,465,533	45,515,970
Restricted cash	616,118	14,464
Marketable securities at fair value (note 2)	17,785,115	20,995,222
Accounts receivable	230,198	175,967
Due from affiliate	—	252,950
Interest receivable	1,479,141	904,801
Other current assets	—	2,236
Mortgage loans receivable, current (note 3)	30,399,999	81,580,153
Total current assets	98,976,104	149,441,763
Mortgage loans receivable, net - long-term (note 3)	133,348,037	43,071,015
Affiliated note receivable	—	—
Other assets	—	123,968
Total assets	$232,324,141	192,636,746

Liabilities and Member’s Capital
Current liabilities:
Escrows payable	$3,338,878	14,464
Accounts payable and other current liabilities	1,318,428	908,010
Loans payable, current (note 4)	23,223,757	60,497,519
Total current liabilities	27,881,063	61,419,993
Loans payable, net - long-term (note 4)	66,420,084	22,584,402
Debenture notes, net (note 5)	21,694,472	—
Total liabilities	115,995,619	84,004,395
Commitments and contingencies (note 7)

Total capital attributable to Hall Structured Finance II, LLC	113,090,696	104,749,268
Accumulated other comprehensive loss	(379,836)	(127,781)
Total Hall Structured Finance II, LLC capital	112,710,860	104,621,487
Noncontrolling interest	3,617,662	4,010,864
Total member's capital	116,328,522	108,632,351
Total liabilities and member's capital	$232,324,141	192,636,746

See accompanying notes to condensed consolidated financial statements.

F-3

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

	For the Six Months Ended
	June 30
	2018	2017
Net interest income:
Interest income	$14,335,926	4,469,591
Interest expense	3,271,063	1,198,669
Net interest income	11,064,863	3,270,922

Noninterest expense:
Management fee	1,851,127	1,500,000
General and administrative	954,239	349,523
Total noninterest expense	2,805,366	1,849,523

Investment:
Dividend income	56,718	-
Net realized gain on sales of marketable securities	443,983	-
Change in net unrealized loss on equity securities available for sale	(37,482)	-
Total investment	463,219	-
Net income, before noncontrolling interest	8,722,716	1,421,399
Less net income attributable to noncontrolling interest	(381,288)	(112,240)
Net income attributable to Hall Structured Finance II, LLC	8,341,428	1,309,159

Other comprehensive loss:
Change in net unrealized loss on corporate debt securities available for sale	(252,055)	-

Comprehensive Income	$8,089,373	1,309,159

See accompanying notes to condensed consolidated financial statements.

F-4

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Member’s Capital

(Unaudited)

	Total capital attributable to Hall Structured Finance II, LLC	Accumulated Other Comprehensive Loss	Total Hall Structured Finance II, LLC capital	Noncontrolling Interest	Total Member's Capital

Balances – December 31, 2017	$104,749,268	(127,781)	104,621,487	4,010,864	108,632,351
Distributions	-	-	-	(774,490)	(774,490)
Change in net unrealized loss on corporate debt securities available for sale	-	(252,055)	(252,055)	-	(252,055)
Net income	8,341,428	-	8,341,428	381,288	8,722,716
Balances – June 30, 2018	$113,090,696	(379,836)	112,710,860	3,617,662	116,328,522

See accompanying notes to condensed consolidated financial statements.

F-5

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended
	June 30,
	2018	2017

Cash flows from operating activities:
Net income	$8,722,716	1,421,399
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion of loan commitment fees	(2,369,402)	(869,796)
Amortization of premium/discount included in interest income	83,207	-
Net realized gain from sale of marketable securities	(443,983)	-
Net unrealized loss on equity securities	37,482
Amortization of deferred loan costs	422,606	189,336
Amortization of debenture costs	88,620	-
Change in assets and liabilities:
Accounts receivable	(54,231)	27,278
Due from affiliate	252,950	-
Interest receivable	(574,340)	(65,581)
Other current assets	2,236	1,885
Escrows payable	604,866	-
Receipt of mortgage loans receivable included in escrows payable	2,719,548	-
Accounts payable and other current liabilities	410,418	(55,475)
Net cash provided by operating activities	9,902,693	649,046

Cash flows from investing activities:
Purchase of marketable securities	(2,378,007)	-
Sales of marketable securities	5,659,353	-
Receipt of loan commitment fees	2,146,535	2,086,975
Repayment of mortgage loans receivable	26,599,070	-
Increase in mortgage loans receivable	(65,473,071)	(28,645,317)
Decrease in Affiliated Note Receivable	-	863,859
Net cash used in investing activities	(33,446,120)	(25,694,483)
Cash flows from financing activities:
Proceeds from recourse loans payable	43,129,387	23,438,710
Repayment of recourse debt	(35,928,346)	-
Proceeds from debentures	22,815,895
Payment of deferred debenture costs	(1,086,075)	-
Payment of deferred loan costs	(1,061,727)	(126,482)
Capital contributions	-	2,394,535
Capital distributions	(774,490)	-
Net cash provided by financing activities	27,094,644	25,706,763
Net increase in cash, cash equivalents and restricted cash	3,551,217	661,325
Cash, cash equivalents and restricted cash at beginning of period	45,530,434	2,673,536
Cash, cash equivalents and restricted cash at end of period	$49,081,651	3,334,861
Supplemental disclosures:
Interest paid	$2,069,301	1,117,819
Change in net unrealized loss on corporate debt securities available for sale	(252,055)	-

See accompanying notes to condensed consolidated financial statements.

F-6

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(1)	Organization and Summary of Significant Accounting Policies

(a)	Organization

Hall Structured Finance II, LLC (HSF II) was formed on January 14, 2013 by Hall Phoenix/Inwood, Ltd. (HPI), its sole member. HSF II and its subsidiaries are collectively referred to herein as the Company. The Company was formed for the purpose of providing financing and capital, directly or through subsidiaries in which it maintains a controlling interest, to unaffiliated third-party parties. Loans and capital provided by the Company are primarily secured by first mortgage deed of trusts and mortgages encumbering income producing commercial real estate projects. In certain instances, the Company has provided second lien mortgage loans, mezzanine loans, and preferred equity.

(b)	Basis of Accounting

The accompanying condensed consolidated financial statements, including the accounts of HSF II and the accounts of the entities in which HSF II has a controlling interest (collectively, the Company), have been prepared according to the rules and regulations of the Securities and Exchange Commission (SEC) and the instructions to Form 1-SA of Regulation A. Certain information and disclosures normally included in financial statements prepared in accordance with U.S generally accepted accounting principles (U.S. GAAP) have been condensed or omitted according to such rules and regulations. In the opinion of management, all adjustments considered necessary for fair presentation have been included and are of a normal recurring nature. Operating results for the six months ended June 30, 2018 are not necessarily indicative of the results that may be expected for future periods. These condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 1-K for the year ended December 31, 2017, filed with the SEC on May 11, 2018. The condensed balance sheet as of December 31, 2017, was derived from the Company's audited 2017 financial statements contained in the above referenced Form 1-K. The Company considers ownership interests, and the extent of control it exerts, when determining whether or not to consolidate investments. All significant intercompany accounts and transactions have been eliminated in consolidation.

(c)	Noncontrolling Interest

Noncontrolling interests represent the noncontrolling interest holders’ share of the equity of certain subsidiaries that are consolidated. Net income is allocated to the noncontrolling interest holders in accordance with the respective subsidiaries’ governing agreements.

(d)	Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e)	Fair Value of Financial Instruments

Cash and cash equivalents, restricted cash, accounts receivable, due from affiliate, interest receivable, other current assets, escrows payable, accounts payable and other current liabilities are recorded at cost, which approximate their fair value due to the current nature of these assets and liabilities. The Company’s method of estimating the fair value of marketable securities is discussed in note 1(h). The carrying values of mortgage loans receivable, affiliated note receivable, other assets, loans payable and debenture notes approximate their fair values based on interest rates and terms currently available for similar instruments.

F-7

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(f)	Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(g)	Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. Restricted cash represents cash held in escrow for the benefit of borrowers for the payment of future taxes, insurance, and/or deferred maintenance on properties.

The Company maintains cash and cash equivalent balances in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

In November 2016, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires entities to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. ASU No. 2016-18 is effective for fiscal years beginning after December 15, 2017. Early adoption is permitted at the beginning of a reporting period for which financial statements have not been issued or made available for issuance. The Company early adopted ASU No. 2016-18 during the year ended December 31, 2017, and the accompanying condensed consolidated statements of cash flows now reflect the net change in cash, cash equivalents and restricted cash during the periods under audit.

(h)	Marketable Securities

Marketable securities consist of corporate debt and equity securities. The Company classifies its debt and equity securities as available-for-sale (AFS), as they do not meet the criterion to be classified as held-to-maturity or trading based on management’s intent. The Company’s marketable securities have readily determinable fair values and are recorded at fair value using quoted market prices at the reporting date multiplied by the quantity held.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which makes targeted improvements to the accounting for, and presentation and disclosure of, financial instruments. ASU No. 2016-01 requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. ASU No. 2016-01 does not affect the accounting for investments that would otherwise be consolidated or accounted for under the equity method. The provisions of ASU No. 2016-01 are effective for the Company for annual periods in fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company applied the standard using a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, resulting in a $20,223 decrease to the beginning capital attributable to Hall Structure Finance II, LLC in the accompanying condensed consolidated balance sheets.

The change in unrealized holding gains and losses on AFS equity securities are included in change in unrealized loss on equity securities available for sale on the statement of comprehensive income. The change in unrealized holding gains and losses on AFS debt securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized. Realized gains and losses from the sale of AFS securities are determined on a specific-identification basis.

F-8

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Premiums and discounts on debt securities are amortized or accreted over the life of the related AFS security as an adjustment to yield on a straight-line basis, which approximates the effective-interest method. Such amortization and accretion are included in the “interest income” line item in the condensed consolidated statements of comprehensive income. Dividend and interest income are recognized when earned.

For AFS debt securities that management has no intent to sell and believes that it more likely than-not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the rest of the fair value loss is recognized in accumulated other comprehensive income (loss). A decline in the market value of any AFS security below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. For AFS equity securities, management considers the various factors described above, including its intent and ability to hold the equity security for a period of time sufficient for recovery to amortized cost. Where management lacks that intent or ability, the security’s decline in fair value is deemed to be other-than-temporary and is recorded in earnings. No other-than-temporary impairment was recorded during the six months ended June 30, 2018. Management reviews its investment portfolio on a semi-annual basis to determine whether any event or economic circumstance has occurred to indicate if any security is impaired. An unrealized loss exists when the current fair value of a security is less than its amortized cost. Any security with an unrealized loss could result in an impairment. If the Company has made a decision to sell an impaired security or if it is more-likely than-not that the Company will be required to sell an impaired security, then an other-than-temporary impairment loss would be recorded through income.

(i)	Mortgage Loans Receivable

Mortgage loans receivable are classified as held-for-investment based on management’s intentions and ability to hold the loans until maturity. The mortgage loans receivable are stated at the amount of unpaid principal, net of unamortized loan commitment and modification fees, and adjusted for any charge-offs or allowance for loan losses. The Company’s mortgage loans receivable are primarily loans provided in connection with the construction and development of commercial income producing real estate projects. All of the Company’s mortgage loans receivable as of June 30, 2018 are secured by a first lien deed of trusts and/or mortgages on each borrower’s underlying real estate assets. The repayment of the Company’s mortgage loans receivable are ultimately dependent on the sale of the property securing each loan, the availability of capital to allow the borrower to refinance and /or recapitalize the property, or the successful operation of the borrower’s business and the sufficiency of collateral. Risks related to the Company’s mortgage loans receivable include concentration of principal in a limited number of loans and borrowers, the timely completion within the allowable budget and means of the borrower in accordance with the project specifications of the real estate projects securing the loans, and the ultimate performance of the property in a manner that supports the value of the property at an amount that exceeds the mortgage loans receivable.

F-9

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(j)	Impairment and Allowance for Loan Losses

At June 30, 2018 and 2017, management determined no mortgage loans receivable were considered impaired. Additionally, management determined that all mortgage loans receivable were determined to have collateral with a fair value, less the estimated costs to sell, in excess of their respective outstanding loan balances. At June 30, 2018 and 2017, no mortgage loans receivable were considered impaired, no charge offs were taken, and no loan loss provision or related allowance was recorded.

Mortgage loans receivable are considered “impaired” if, based on current information and/or events, it is probable the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Management assesses and measures mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s outstanding balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s effective interest rate. Generally, when the fair value of the collateral, net of the estimated costs to sell, or the present value of the expected cash flows is less than the recorded investment in the loan, any shortfall is promptly charged off.

An allowance for loan losses on mortgage loans receivable is established for shortfalls, if any, through a provision for loan losses charged against income, and includes specific reserves for impaired loans. Mortgage loans receivable deemed to be uncollectible are charged against the allowance when management believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. Management’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions.

F-10

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(k)	Deferred Loan Costs

Deferred loan costs for both loans payable and debenture notes represent commitment fees paid relating to certain loan payables, legal, and other third-party costs associated with the Company obtaining financing, which result in a closing of such financing. Deferred loan costs are amortized over the life of the loan payables using the straight-line method and are reflected as a direct deduction from the related debt liability in the accompanying condensed consolidated balance sheets.

Amortization of deferred loan costs on loans payable totaled $422,606 and $189,336 for the six months ended June 30, 2018 and 2017, respectively, which are included in interest expense in the accompanying condensed consolidated statements of comprehensive income. At June 30, 2018 and December 31, 2017, the Company had $1,177,937 and $538,816, respectively, of unamortized deferred loan costs applicable to loans payable. Amortization of deferred loan costs on debenture notes totaled $88,620 and $0 for the six months ended June 30, 2018 and 2017, respectively, which are included in interest expense in the accompanying condensed consolidated statements of comprehensive income. At June 30, 2018 and December 31, 2017, the Company had $1,121,423 and $0, respectively, of unamortized deferred loan costs applicable to debenture notes.

(l)	Revenue Recognition and Accounts Receivable

Interest income on mortgage loans receivable is recognized using the interest method. Interest is accrued when earned in accordance with the terms of the loan. Interest income is recognized to the extent paid or if the valuation analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of management, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, accrued interest receivable on the loan is reversed and the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. At June 30, 2018 and December 31, 2017, management determined that no loans met the nonaccrual classification.

Loan commitment and modification fees are amortized over the life of the loan receivables using the straight-line method, and are reflected as a direct deduction from the related mortgage loans receivable in the accompanying condensed consolidated balance sheets. Accretion of loan commitment and modification fees totaled $2,369,402 and $869,796 for the six months ended June 30, 2018 and 2017, respectively, which are included in interest income in the accompanying condensed consolidated statements of comprehensive income. At June 30, 2018 and December 31, 2017, the Company had $6,044,184 and $6,267,051, respectively, of unamortized deferred loan commitment fees.

At June 30, 2018 and December 31, 2017, there was no allowance for doubtful account receivables. Accounts receivables are reduced by an allowance for estimated uncollectable amounts, if any. The Company considers a number of factors, including length of time accounts receivable are past due, the previous loss history of the Company, and condition of the general economy and the industry as a whole in determining allowances for doubtful account receivables. Account receivables are written off when it is determined the receivable will not be collected.

(m)	Income Taxes

The Company is not a tax-paying entity and, accordingly, no provision for federal or state income taxes has been included in the accompanying condensed consolidated financial statements. All income and losses from the Company’s operations is allocated directly to HPI, its sole member, who is individually responsible for reporting its respective shares of the Company’s income or loss on its income tax return.

F-11

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense, and penalties in general and administrative expenses. Management believes there are no uncertain tax positions at June 30, 2018 and December 31, 2017. The Company’s federal income tax returns for the years 2015 through 2017 are open under the normal three-year statute of limitations, and therefore, are subject to examination.

(2)	Marketable Securities

The carrying amount, gross unrealized holding gains, gross unrealized holding losses and fair value of the marketable securities, by major security type and class of security at June 30, 2018 and December 31, 2017 were as follows:

		Gross	Gross
		unrealized	unrealized
	Aggregate	holding	holding	Aggregate
	cost basis	gains	(losses)	fair value

At June 30, 2018:
Corporate debt securities	$16,415,287	297	(380,133)	16,035,451
Equity securities	1,807,369	55,224	(112,929)	1,749,664
Total	$18,222,656	55,521	(493,063)	17,785,115

At December 31, 2017:
Corporate debt securities	$16,651,310	4,455	(132,236)	16,523,529
Equity securities	4,491,916	19,247	(39,470)	4,471,693
Total	$21,143,226	23,702	(171,706)	20,995,222

At June 30, 2018 and December 31, 2017, the fair value of the marketable securities is $17,785,115 and $20,995,222, respectively, which is measured utilizing Level 1 inputs.

F-12

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(3)	Mortgage Loans Receivable, Net

Mortgage loan receivables outstanding at June 30, 2018 and December 31, 2017 are as follows:

	June 30,	December 31,
	2018	2017

Mortgage loans receivable, gross	$169,792,220	130,918,219

Less current portion	(30,399,999)	(81,580,153)

Mortgage loans receivable, net of current portion	139,392,221	49,338,066

Less deferred loan commitment fees	(6,044,184)	(6,267,051)

Mortgage loans receivable, net - long-term	$133,348,037	43,071,015

The Hall Hilo, LLC mortgage loan receivable of $18,499,999 was paid in full on August 31, 2018.

The stated maturities of mortgage loans receivable, without consideration of payments received subsequent to June 30, 2018 and without consideration of various extension provisions provided for in the loans, for the next four years are as follows:

Period ending June 30:
2018	$30,399,999
2019	76,465,850
2020	53,014,229
2021	9,912,142
$169,792,220

(4)	Loans Payable, Net

Loans payable outstanding at June 30, 2018 and December 31, 2017 are as follows:

	June 30,	December 31,
	2018	2017

Loans payable, gross	$90,821,778	83,620,737

Less current portion	(23,223,757)	(60,497,519)

Loans payable, net of current portion	67,598,021	23,123,218

Less deferred loan costs	(1,177,937)	(538,816)

Loans payable, net - long-term	$66,420,084	22,584,402

The loan payable on Hampton Inn Kennesaw for $8,295,499 at June 30, 2018 was paid in full on July 3, 2018. The loan payable on Hall Hilo, LLC for $14,298,258 at June 30, 2018 was paid in full on August 31, 2018.

F-13

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The Company is subject to certain financial covenants under various loans payable. The Company was in compliance with all financial covenants at June 30, 2018 and December 31, 2017.

The stated maturities of the loans payable for the next four years, without regard to certain extension provisions provided for in such loan payables, are as follows:

Period ending June 30:
2018	$23,223,757
2019	40,113,048
2020	27,182,094
2021	302,880
$90,821,778

(5)	Debenture notes, net

On January 12, 2018, HSF II offered up to $50,000,000 in unsecured debentures issued under Regulation A of the Securities Act (the “Debentures”). The Debentures provide for an interest rate of 8.0% per annum, paid quarterly in arrears. The maturity date for the Debentures is December 31, 2022. The Debentures are being offered until the earliest of (1) the date on which $50,000,000 in aggregate principal amount of the Debentures has been purchased, (2) December 31, 2018, which date may be extended in the Company’s sole discretion, or (3) the date on which the Company terminates the offering, at the Company’s sole discretion. At June 30, 2018 and December 31, 2017, the Company had $21,694,472 and $0 in net debenture notes.

(6)	Related-party Transactions

(a)	Management Fee

Effective January 1, 2017, the Company entered into a management agreement with HSF Holdings Management, LLC (the “Manager”), which provides for the Manager to provide general and administrative services to the Company, which includes among other items the personnel engaged in the work and affairs of the Company either exclusively or on an allocated basis, rent, supplies, insurance, postage, for each given year. The Manager receives a management fee equal to the cost of providing the general and administrative services to the Company plus a reasonable profit thereon. The Management Agreement does not cover direct general and administrative expenses payable to unaffiliated 3rd parties which include among other items certain legal expenses, advertising, and accounting expense, which the Company pays directly.

(b)	Guarantees

Affiliates of the Company guarantee certain loans payable by the Company.

(7)	Commitments and Contingencies

The Company has commitments to fund loan amounts to third-party borrowers under its existing loan agreements. The Company anticipates funding the loan commitments by primarily using proceeds received from third-party banks, other capital sources, from existing capital resources, and/or internally generated capital resources. The Company has historically obtained bank loans on a loan-by-loan basis either directly or indirectly through a subsidiary, with payment of such bank loans guaranteed directly by the Company and/or its affiliates.

The Company believes that there are currently no pending legal matters that would materially affect the Company’s financial position, results of operations, or liquidity.

F-14

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(8)	Subsequent Events

Other than the matters disclosed within the notes to the condensed consolidated financial statements, no matters or circumstances have arisen through the date the condensed consolidated financial statements were available to be issued that require further recognition or disclosure.

On August 15, 2018, Hall HI Riverview, LLC, a consolidated subsidiary, entered into a first mortgage loan of $15,375,000, secured by a 124-room Hampton Inn and Suites which is being developed in Riverview, Florida. The borrower is required to make monthly interest payments through maturity, September 1, 2021. Construction is expected to be completed in March 2020.

On August 22, 2018, Hall Scottsdale, LLC, a consolidated subsidiary, entered into a first mortgage loan of $53,000,000, secured by an existing 32-room boutique hotel being redeveloped and expanded into a 177-room luxury resort Marriott Autograph hotel, located in Scottsdale, Arizona. The borrower is required to make monthly interest payments through maturity, September 1, 2021. Construction is expected to be completed in January 2020.

F-15

Item4.	Exhibits

Exhibit Number	Description
2.1	Certificate of Formation of HSF Holdings, LLC (now Hall Structured Finance II, LLC)*
2.2	First Amendment to Certificate of Formation of HSF Holdings, LLC*
2.3	Company Agreement of HSF Holdings, LLC (now Hall Structured Finance II, LLC)*
2.4	First Amendment to the Company Agreement of Hall Structured Finance II, LLC*
3.1	Form of Debenture Purchase Agreement*
3.2	Form of Debenture*
4.1	Form of Subscription Documents*
6.1	Management Agreement, dated as of January 1, 2017 , by and between Hall Structured Finance II, LLC and HSF Holdings Management, LLC*

 ________________

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas on August 30, 2018.

Hall Structured Finance II, LLC

By:	/s/ Michael J. Jaynes
	Name:	Michael J. Jaynes
	Title:	President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael J. Jaynes	President	August 30, 2018
Michael J. Jaynes	(Principal Executive Officer)

/s/ Donald L. Braun	Manager, Executive Vice President	August 30, 2018
Donald L. Braun	And Treasurer
(Principal Financial Officer and Principal Accounting Officer)